UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

September 16, 2019

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In the Matter of

LGH Group US, Inc.
2500 E. Colorado Blvd. Suite 255
Pasadena, CA 91107

File No. 333-226693

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            ORDER DECLARING REGISTRATION
            STATEMENT ABANDONED UNDER THE
            SECURITIES ACT OF 1933, AS AMENDED

LGH Group US, Inc. filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

LGH Group US, Inc. has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on September 16, 2019.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Vanessa A. Countryman
Secretary